Exhibit 99.3

Linkage Global Announces First Half 2026 Financial Results

Tokyo, JAPAN and New York, NY, June 30, 2026 -- Linkage Global Inc. (NASDAQ: UZX) (“Linkage Global” or the “Company”), a public company that engages in providing cross-border e-commerce integrated services and headset trademark and patent licensing business, today announced its unaudited financial results for the six months ended March 31, 2026.

First Half 2026 Selected Financial Metrics

●	Total revenues decreased by approximately $883,000 to approximately $2.62 million for the six months ended March 31, 2026, compared to approximately $3.50 million for the six months ended March 31, 2025.

●	Gross profit decreased by approximately $281,000 to $2.42 million for the six months ended March 31, 2026, from approximately $2.70 million for of the six months ended March 31, 2025.

●	Net loss decreased from approximately $3.09 million for the six months ended March 31, 2025, to approximately $1.67 million for the six months ended March 31, 2026.

First Half 2026 Financial Results

Revenues

Total revenues decreased by approximately $883,000, or 25.22%, from approximately $3.50 million for the six months ended March 31, 2025, to approximately $2.62 million for the six months ended March 31, 2026.

Revenues from cross-border sales fell by approximately $792,000, or 98.97%, from $800,751 for the six months ended March 31, 2025, to $8,278 for the six months ended March 31, 2026. The decrease reflects management’s strategic initiatives to downsize lower-margin, volatile legacy standalone product distributions. The cross-border business is now being restructured with optimized product selections, and the Company plans to explore TikTok store and livestream sales in Japan.

Revenues from integrated e-commerce services decreased by approximately $811,000, or 30.01%, from approximately $2.70 million for the six months ended March 31, 2025, to $1.89 million for the six months ended March 31, 2026, which was mainly driven by fully managed e-commerce operation services. Revenues from fully managed e-commerce operation services dropped by approximately $727,000, from approximately $2.59 million to $1.86 million. Under this model, the Company handles end-to-end store operations for merchants and charges service fees based on gross merchandise volume (GMV).

Revenues from the new headset trademark and patent licensing business were $720,000 for the six months ended March 31, 2026. The Company’s proprietary headphone brand and patented audio algorithms have been introduced to overseas markets through a licensing model, with third party manufacturers handling manufacturing and sales. The Company charges third party manufacturers a fixed royalty fee of $10 per unit sold for the use of its trademark and audio algorithm technology. For the six months ended March 31, 2026, a total of 72,000 units were sold.

Revenues from training and consulting services decreased by approximately $7,000, or 19.78%, from approximately $32,981 for the six months ended March 31, 2025, to $26,459 for the six months ended March 31, 2026.

Revenues from digital marketing decreased from $76,907 for the six months ended March 31, 2025, to nil for the six months ended March 31, 2026, as a result of termination of partnership with Google in January 2025.

Cost of Revenues

Cost of revenues fell 74.83%, from $804,142 for the six months ended March 31, 2025, to $202,430 for the six months ended March 31, 2026. This was primarily due to a drop in cross-border sales costs, which declined $623,000, or 98.95%, from $630,079 for the six months ended March 31, 2025, to $6,623 for the six months ended March 31, 2026, reflecting reduced procurement in line with lower sales. Cost of revenues for integrated e-commerce services rose approximately $22,000, or 12.49%, from $174,063 for the six months ended March 31, 2025, to $195,807 for the six months ended March 31, 2026. Within this segment, costs for fully managed e-commerce operation services increased by approximately $67,000, from $126,479 to $193,820, covering staff salaries for an expanded store operation team. Cost of revenues for headset trademark and patent licensing was nil for the six months ended March 31, 2026, as research and development expenses were recognized in prior years. Costs for digital marketing declined due to the termination of the related business.

Gross Profit

Gross profit decreased by approximately $281,000, or 10.43%, from approximately $2.70 million for the six months ended March 31, 2025, to approximately $2.42 million for the six months ended March 31, 2026. This was mainly impacted by the decline in integrated e-commerce services, which contributed $1.69 million in profit with an 89.64% margin for the six months ended March 31, 2026, down from $2.53 million for the six months ended March 31, 2025. The high margin was due to low operating costs, which were mostly staff salaries, with no enterprise resource planning development expenses being recognized in the current period. Cross-border sales margin fell from 21.31% for the six months ended March 31, 2025, to 19.99% for the six months ended March 31, 2026, due to a change in the product mix and a reduction in high-margin items. Integrated e-commerce related services margin decreased from 93.56% for the six months ended March 31, 2025, to 89.64% for the six months ended March 31, 2026, because of higher team headcount costs. Headset trademark and patent licensing contributed $720,000 in gross profit with a 100.00% margin.

Operating Expenses

Operating expenses decreased by 5.04%, from approximately $4.34 million for the six months ended March 31, 2025, to approximately $4.12 million for the six months ended March 31, 2026, mainly due to lower general and administrative expenses, which dropped 44.90%, from $3.90 million for the six months ended March 31, 2025, to $2.15 million for the six months ended March 31, 2026. This drop was primarily attributable to a lower allowance for credit loss, which decreased from $1.34 million for the six months ended March 31, 2025, to $0.23 million for the six months ended March 31, 2026, and the absence of stock-based compensation, which was $1.21 million for the six months ended March 31, 2025.

Selling and marketing expenses rose 910.61%, from $158,000 for the six months ended March 31, 2025, to approximately $1.59 million for the six months ended March 31, 2026, as the Company invested heavily in advertisements, placements on platforms like Facebook, and participation in domestic and overseas exhibitions to promote the fully managed services and the headphone brand.

Research and development expenses increased 43.90%, from $274,371 for the six months ended March 31, 2025, to $394,814 for the six months ended March 31, 2026, as the Company engaged external research and development firms to upgrade the enterprise resource planning (ERP) system and build websites for headphone products.

Other Expenses

Other income and expenses mainly include fair value changes in derivative liabilities, net interest expenses, and non-operating income. Fair value changes in derivative liabilities generated a gain of $501,544 for the six months ended March 31, 2026. Other non-operating income decreased from $387,816 for the six months ended March 31, 2025, to $48,461 for the six months ended March 31, 2026, as government tax refunds fell in tandem with lower cross-border sales volume. Net interest expenses decreased significantly from approximately $1.50 million for the six months ended March 31, 2025, to $497,564 for the six months ended March 31, 2026, primarily because convertible notes in the amount of $10 million issued in October 2024, which carried an actual interest rate of 42.52% and generated $1.56 million in interest expenses for the six months ended March 31, 2025, was settled on July 16, 2025.

Net Loss

As a result of the factors above, net loss decreased by approximately $1.42 million, or 45.91%, from approximately $3.09 million for the six months ended March 31, 2025, to approximately $1.67 million for the six months ended March 31, 2026.

About Linkage Global Inc.

Linkage Global Inc. (NASDAQ: UZX) is a holding company, which engages in providing cross-border e-commerce integrated services. Through its operating entities, it developed a comprehensive service system comprised of three lines of business, including cross-border sales, integrated e-commerce services and headset trademark and patent licensing. It operates through the Extend and Other Subsidiaries segments. The company was founded on March 24, 2022, and is headquartered in Tokyo, Japan. For more information, please visit the Company’s website: https://linkagecc.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s plans, strategies and business development initiatives. There can be no assurance that any strategic initiative, partnership, offering launch, or other business plan described herein will be successfully executed or completed. This press release does not constitute guidance and should not be relied upon as indicative of future financial performance. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Linkage Global Inc.

Investor Relations

Email: ir@linkagecc.com

Jackson Lin

LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

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